
11015385

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SEC FILE NUMBER
8-17168

SECURITIES AND EXCHANGE COMMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/10 (MM/DD/YY) AND ENDING 06/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AMERICAN FUNDS DISTRIBUTORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 2 6 2011
05 REGISTRATIONS BRANCH

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 South Hope Street 55th Floor
(No. and Street)

Los Angeles (City) California (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce DePriester (213) 486-9030
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

350 South Grand Avenue (Address) Los Angeles (City) California (State) 90071-3462 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

BB 9/8

OATH OR AFFIRMATION

I, Bruce DePriester, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements for the year ended June 30, 2011 and supplemental schedules pertaining to American Funds Distributors, Inc. (the "Company") as of June 30, 2011, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

(State of California)

(County of Los Angeles)

Signature | Date 8/12/11

Senior Vice President
Title

Subscribed and sworn (or affirmed) before me on this date of 12th day of August 2011

Notary Public

KRISTINE ASPLUND SANCHEZ
Commission # 1866008
Notary Public - California
Los Angeles County
My Comm. Expires Sep 24, 2013

This report** contains (check all applicable boxes):

- (x) Independent Auditors' Report.
- (x) (a) Facing Page.
- (x) (b) Statement of Financial Condition.
- (x) (c) Statement of Operations.
- (x) (d) Statement of Cash Flows.
- (x) (e) Statement of Changes in Stockholder's Equity and Comprehensive Loss.
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Not applicable)
- (x) Notes to Financial Statements.
- (x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Act of 1934.
- (x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Act of 1934. (Exempt from requirement, see Note 8 to financial statements)
- (x) (i) Information Relating to the Possession or Control Requirements for Brokers Dealers Pursuant to Rule 15c3-3 under the Securities Act of 1934. (Exempt from requirement, see Note 8 to financial statements)
- () (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-l (included in item (g)) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not applicable)
- ( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not applicable)
- (x) (l) An Oath or Affirmation.
- (x) (m) A copy of the SIPC Supplemental Report. (Filed as a Separate Document)
- (x) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3)

AMERICAN FUNDS DISTRIBUTORS, INC.

(SEC FILE No. 8-17168)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2011
AND INDEPENDENT AUDITORS' REPORT
AND SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

* * * * *

Filed in accordance with Rule 17a-5(e)(3) of the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

American Funds Distributors, Inc.

We have audited the accompanying statement of financial condition of American Funds Distributors, Inc. (the "Company") as of June 30, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at June 30, 2011 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

August 24, 2011

AMERICAN FUNDS DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Capital Research and Management Company)

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2011
(Dollars in thousands, except per share amounts)

ASSETS

CASH AND CASH EQUIVALENTS	$ 49,811
INVESTMENT SECURITIES—at fair value	100,011
RECEIVABLES	11,171
PREPAID EXPENSES	1,452
INCOME TAX RECEIVABLE	10,882
DEFERRED INCOME TAXES—net	9,518
PROPERTY—at cost:	
Land	230
Buildings	4,284
Furniture, equipment and software	5,327
Leasehold improvements	5,457
Total	15,298
Accumulated depreciation and amortization	(12,986)
Property—net	2,312
OTHER ASSETS	2,731
TOTAL	$ 187,888

(Continued)

AMERICAN FUNDS DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of
Capital Research and Management Company)

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2011
(Dollars in thousands, except per share amounts)

LIABILITIES AND STOCKHOLDER'S EQUITY

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 54,037
ACCRUED COMPENSATION AND EMPLOYEE BENEFITS	17,814
ACCRUED POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS	10,457
Total liabilities	82,308
STOCKHOLDER'S EQUITY:	
Capital stock, $1 par value—authorized, 1,000,000 shares; issued and outstanding, 500,000 shares	500
Additional paid-in capital	376,900
Accumulated deficit	(269,618)
Accumulated other comprehensive loss, net of taxes	(2,202)
Total stockholder's equity	105,580
TOTAL	$ 187,888

(Concluded)

See notes to statement of financial condition.

AMERICAN FUNDS DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Capital Research and Management Company)

NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2010
(Dollars in thousands)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations—American Funds Distributors, Inc. (the "Company") is a wholly owned subsidiary of Capital Research and Management Company (the "Parent") and a second-tier subsidiary of The Capital Group Companies, Inc. ("Capital Group"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and was organized to serve as the national distributor for the capital shares of investment companies for which the Parent serves as investment advisor.

The Company's source of revenue is concentrated in the distribution services summarized above. Revenues may be affected by the performance of the global capital markets.

Basis of Presentation—The accompanying statement of financial condition of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934. The classification and reporting of items appearing therein are consistent in all material respects with that rule.

As the distributor and principal underwriter for the capital shares of investment companies for which the Parent serves as investment advisor, the Company is responsible for sales and marketing services, and other services. Additionally, the Company entered into a financial support agreement with the Parent whereby the Parent will make capital contributions to ensure that the Company's net capital meets applicable regulatory requirements. Therefore, if the Company were a stand-alone entity, the statement of financial condition presented could be materially different.

Estimates—The preparation of a statement of financial condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents consist principally of shares of a money market fund for which the Parent serves as the investment advisor. The carrying amount of cash and cash equivalents approximates fair value due to the short-term maturities of these instruments.

Investment Securities—Investment securities consist of U.S. Treasury securities, which are carried at fair value. The amortized cost of these investments is $97,446. The effective interest method is used to account for the amortization of investment premiums and discounts. Interest and dividends are recorded when earned and are included in other income.

Fair Value of Financial Instruments—Cash and cash equivalents and receivables are recorded at carrying amounts that approximate fair value. Investment securities are recorded at fair value, as discussed

above. Receivables from affiliates are carried at cost as it is not practical to estimate fair values due to the related-party nature of such amounts.

Depreciation and Amortization of Property—Depreciation of buildings, furniture and non-technological equipment is computed generally on the straight-line method based upon estimated useful lives of 3 to 39 years. Depreciation of technological equipment and software is computed generally using the double-declining balance method based upon an estimated useful life of 3 years. Amortization of leasehold improvements is computed on the straight-line method based upon the life of the related asset or the term of the lease, whichever is shorter.

Income Taxes—The Company's results are included in consolidated tax returns filed by Capital Group, and the Company is allocated income taxes based on the separate return method. However, if the Company incurs a loss which is utilized by Capital Group, the loss is characterized as realized and the Company s reimbursed. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using currently enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are subject to a valuation allowance if, in the Company's opinion, it is more likely than not that these benefits will not be realized.

Effective July 1, 2009, the Company adopted the authoritative guidance for uncertainty in income taxes included in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*, as amended by Accounting Standards Update (ASU) 2009-06, *Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities*. ASC 740 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded. The Company reviews and evaluates tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the adoption of the guidance did not have a material effect on the financial condition of the Company.

The Company is subject to examination by U.S. federal tax authorities for tax returns filed for the prior three years and by state tax authorities for the prior four years.

Postretirement Benefits—The expected costs of providing postretirement benefits are recognized during the years that the associates render service with the Company, based on actuarial estimates.

Postemployment Benefits—The Company recognizes the liability for future costs of compensation and benefits to be paid to employees on disability leave, based on actuarial estimates.

Recent Accounting Pronouncements— In January 2010, the FASB issued ASU No. 2010-06, *Improving Disclosures about Fair Value Measurements*, to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, and the activity in Level 3 fair value measurements. The adoption of ASU No. 2010-06 did not have a significant impact on the Company's financial statements (see Note 3). The provisions of this update, which relate to disclosures in the Level 3 roll forward of activity, will be effective in fiscal year 2012.

In May 2011 the FASB issued ASU No. 2011-04 *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and International Financial Reporting Standards ("IFRS")*. ASU No. 2011-04 represents the converged guidance of the FASB and the IASB (the "Boards") on fair value measurements. The collective efforts of the Boards and their staffs have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term "fair value." The amendments in this ASU are required to be applied prospectively, and are effective fiscal year 2013.

The Company is currently evaluating the impact of the adoption of the above mentioned amended guidance on its statement of financial condition.

2. INCOME TAXES

The net deferred tax asset consists of the following:

Accrued expenses and other	$	5,476
Accrued compensation and benefits		8,391
Postretirement benefits		1,267
State franchise taxes		(3,379)
Depreciation		(2,237)
Net deferred tax asset	$	9,518

The Company has not established a valuation allowance against the net deferred tax asset, as it has been determined that it is more likely than not that the asset will be realized.

Income taxes received from Capital Group by the Company amounted to $65,197. The income tax receivable balance primarily relates to amounts receivable between Capital Group and the Company for jurisdictions in which Capital Group and the Company file a consolidated/combined tax return.

3. FAIR VALUE DISCLOSURES

ASC 820, *Fair Value Measurements and Disclosures*, establishes a hierarchy that prioritizes the inputs of valuation methods used to measure fair value for financial assets that are carried at fair value. The hierarchy consists of three levels that are prioritized based on observable and unobservable inputs. Level 1 values are based on quoted prices in active markets for identical securities. Level 2 values are based on significant observable market inputs, such as quoted prices for similar securities and quoted prices in inactive markets. Level 3 values are based on significant unobservable inputs that reflect the Company's determination of assumptions that market participants might reasonably use in valuing the securities.

The Company's valuation levels as of June 30, 2011 are as follows:

	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 49,811	$ -	$ -	$ 49,811
Investment securities at fair value—				
U.S. Treasury securities	-	100,011	-	100,011
Other assets—Equity mutual funds	2,695	-	-	2,695
	$ 52,506	$ 100,011	$ -	$ 152,517

Transfers in or out are recognized based on the beginning fair value of the year in which they occurred. There were no significant transfers of investments between Level 1 and Level 2 during the year.

The Company uses the following methods and inputs to establish the fair value of its assets and liabilities. Use of particular methods and inputs may vary over time based on availability and relevance as market and economic conditions evolve.

Cash equivalents include money market mutual fund instruments, which are short term in nature with readily-determinable values derived from active markets. Shares of money market mutual funds are valued at quoted market prices, which represent the net asset value of shares.

Fixed-income securities are generally valued at prices obtained from one or more pricing vendors. Vendors value such securities based on one or more inputs. Standard inputs include benchmark yields, transactions, bids, offers, quotations from dealers and trading systems, new issues, spreads and other relationships observed in the markets among comparable securities; and proprietary pricing models such as yield measures calculated using factors such as cash flows, financial or collateral performance and other reference data.

U.S Treasury securities are valued using standard inputs and interest rate volatilities.

Mutual funds are valued at quoted market prices which represent the net asset value of the shares. The net asset value of each mutual fund is calculated based on the policies and procedures of the mutual fund.

4. RETIREMENT PLANS

The Company participates with Capital Group and affiliates in a defined contribution retirement plan covering substantially all of its associates. The Company annually contributes up to 15% of each participant's eligible compensation.

The Company also has a supplemental retirement plan for certain senior executives. The liability for benefits under the plan is included in accrued postretirement and postemployment benefits. Other assets include investments of $2,695, held solely for the purpose of providing benefits under the plan. These investments are carried at fair value and are held in a trust for the plan participants. Effective October 2002, contributions to the supplemental retirement plan were discontinued.

5. TRANSACTIONS WITH AFFILIATES

Receivables include amounts due from affiliates of $345 primarily related to employee benefits. Accounts payable and accrued expenses include amounts due to affiliates of $35,328 and is primarily comprised of the loan payable to the Parent discussed below. The Company and its Parent entered into an agreement

whereby the Parent loans the Company amounts necessary to pay investment dealers compensation related to the sale of Class C and 529-C shares. The loan is non-interest bearing and the Company is obligated to repay the loan monthly in equal installments over twelve months.

6. INDEMNIFICATIONS, GUARANTEES AND COMMITMENTS

Management has reviewed the indemnification provisions of its material contracts. In the normal course of its business, the Company enters into contracts in which it makes representations and warranties as well as standard "hold harmless" indemnifications to counterparties. The obligation amounts of these types of agreements are not explicitly stated; therefore, the overall maximum amount of the obligations cannot be reasonably estimated. However, management believes that it is unlikely that the Company will have to make material payments under these agreements, and no liabilities related to these agreements have been recognized in the Company's statement of financial condition.

The Parent provides certain indemnifications, warranties and guarantees on behalf of the Company in connection with sale of the Rights to a third party.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2011, the Company had net capital of $64,393, which was $58,906 in excess of its required net capital of $5,487. At June 30, 2011, the Company's net ratio of aggregate indebtedness to net capital was 1.28 to 1.

8. RESERVE REQUIREMENTS AND POSSESSION OR CONTROL FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(1) of such Rule) of the Securities Exchange Act of 1934, as the Company is as an introducing broker or dealer whose business is limited to the sale of mutual funds and insurance products, carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements and possession or control for brokers or dealers or provide information relating to possession or control requirements for brokers or dealers.

9. POSTRETIREMENT BENEFITS

The Company sponsors a plan to subsidize health care insurance coverage for retired United States based associates who meet certain age and service requirements, if they elect to contribute a portion of the cost. The Company funds its postretirement benefits in cash through a §401(h) account by the maximum deductible amount allowed by the Internal Revenue Code. All assets are invested in a combination of equity and fixed-income commingled funds and money market mutual funds and are held in Employee Benefit Trust accounts managed by an affiliate. The measurement date for the actuarial valuation is June 30, 2011.

Accumulated postretirement benefit obligation	$ 17,619
Plan assets at fair value	14,277
Underfunded status/liability	$ (3,342)

The liability is recognized in accrued postretirement and postemployment benefits.

Asset allocation targets are established based on the long-term return and volatility characteristics of the investment classes and recognize the benefit of diversification and the profiles of the plan's liabilities. The actual and target allocation at June 30, 2011 are as follows:

	Actual	**Target Allocation**
Money market mutual fund	1%	0% to 15%
Fixed-income commingled funds	21%	10% to 50%
Equity commingled funds	78%	35% to 90%
	100%	

The plan's money market mutual fund investments of $131 are valued using quoted prices in active markets and are classified as Level 1 under the ASC 820 fair value hierarchy. Fixed-income and equity commingled fund investments of $2,981 and $11,165, respectively, are valued at net asset value per unit as reported by the commingled fund managers and are classified as Level 2. Investments in equity and fixed-income commingled funds are redeemable on a semi-monthly basis.

Weighted-average assumptions as of June 30, 2011:

Discount rate	6.0%
Expected return on plan assets	6.0%
Medical trend:	
Ultimate trend	5.0%
Initial trend	8.5%
Year ultimate trend reached	2019

The discount rate assumption is based upon the review of high quality corporate bond rates and the change in these rates during the year. The expected return on plan assets and health care cost trend rates are based upon an evaluation of the Company's historical trends and experience, taking into account current and expected future market conditions.

Total benefit payments to retirees were $506 in 2011. Estimated future payments to retirees are as follows:

Years Ending June 30	
2012	$ 200
2013	221
2014	248
2015	280
2016	316
2017 through 2021	2,658

The amounts recorded in accumulated other comprehensive loss (AOCL) for postretirement and postemployment benefit plans at June 30, 2011 that have not been recognized as components of net periodic benefit costs are as follows:

Net prior service costs	$1,061
Net actuarial loss	2,549
Pre-tax amount recorded in AOCL	$3,610
After-tax amount recorded in AOCL	$2,202

Estimated pre-tax amounts in AOCL as of June 30, 2011 expected to be recognized as components of net periodic benefit costs in 2012 are as follows:

Net prior service benefit	$ (60)
Net actuarial loss	255
Total	$ 195

There were no plan assets returned to the Company in 2011, nor does the Company expect any plan assets to be returned in 2012.

10. LEGAL CONTINGENCIES

The Company and its Parent are defendants in a lawsuit in the United States District Court for the Central District of California, Western Division. The court consolidated five different lawsuits involving substantially similar allegations that were filed between July 15, 2004 and February 23, 2005 into a single consolidated action, *In re American Mutual Funds Fee Litigation.* Plaintiffs alleged that the defendants charged excessive management fees for managing the American Funds mutual funds. Following a two-week trial, the court ruled in favor of the Company and its Parent on all causes of action and issued its decision on December 28, 2009. An appeal by Plaintiffs to the United States Court of Appeal for the Ninth Circuit is pending.

On December 5, 2006 and January 12, 2007, separate (but virtually identical) class action lawsuits were filed against the Company and its Parent in the United States District Court for the Central District of California, Western Division, alleging failure to disclose revenue sharing arrangements (in fund registration statements) and breach of fiduciary duty. The court consolidated these lawsuits into a single consolidated action, *In re American Funds Securities Litigation*, and plaintiffs filed a consolidated amended complaint on July 26, 2007. On June 5, 2008, the court granted a motion filed by the Company

and its Parent to dismiss the suit with prejudice. An appeal by plaintiffs to the United States Court of Appeal for the Ninth Circuit is pending.

On June 18, 2008, plaintiff Rachelle Korland filed suit on behalf of EuroPacific Growth Fund against the Company and its Parent in the United States District Court for the Central District of California, Western Division. The suit alleges violations of Section 36(b) of the Investment Company Act of 1940 for charging excessive Rule 12b-1 fees. The case has been transferred to the court handling *In re American Mutual Funds Fee Litigation*. On February 10, 2009, the court dismissed the complaint, and plaintiff filed an amended complaint on March 24, 2009. The court has stayed the action pending disposition of *In re American Mutual Funds Fee Litigation*. On July 21, 2009 and July 31, 2009, separate plaintiffs filed complaints virtually identical to the Korland complaint on behalf of Fundamental Investors, Inc. and Washington Mutual Investors Fund, Inc. The court has stayed these actions pending disposition of *In re American Mutual Funds Fee Litigation*.

The Company believes that the allegations in the complaints described above are without merit and intends to vigorously defend against them. At the present time, the Company cannot predict with certainty the eventual outcome of these matters and therefore is unable to estimate the impact, if any, they will have on the Company's results of operations or financial condition.

On February 16, 2005, the Department of Enforcement of the National Association of Securities Dealers, Inc. (now called the Financial Industry Regulatory Authority (FINRA)) filed a complaint with the FINRA Office of Hearing Officers against the Company alleging violations of the FINRA's "anti-reciprocal" rule by directly or indirectly offering or promising to pay brokerage commissions to broker-dealers in exchange for future sales of mutual fund shares. The FINRA panel issued a decision in August 2006, finding that the Company had violated the rule and imposed a $5,000 fine, which the Company recorded in accounts payable and accrued expenses. In June 2011, the SEC overturned the decision and set aside the $5,000 fine and the Company reversed the accrued expense, which the Company recorded in other expenses.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 24, 2011, the date the financial statements were available to be issued. No material subsequent events have occurred since June 30, 2011 that should require recognition or disclosure in these financial statements.

* * * * * *

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

August 24, 2011

American Funds Distributors, Inc.
333 South Hope Street
Los Angeles, CA 90071

In planning and performing our audit of the financial statement of American Funds Distributors, Inc. (the "Company") as of June 30, 2011 (on which we issued our report dated August 24, 2011 and such report expressed an unqualified opinion on that financial statement), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

American Funds Distributors, Inc.
333 South Hope Street
Los Angeles, CA 90071

Dear Sirs/Madams:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2011, which were agreed to by American Funds Distributors, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2011, noting no differences

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Deloitte & Touche LLP

August 24, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 6/30/2011
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

017168 FINRA JUN
AMERICAN FUNDS DITRIBUTORS INC
ATTN ANGELA M MITCHELL
333 S HOPE ST 55TH FL
LOS ANGELES CA 90071-1406

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Tim Patterson (949) 705-2911

2. A. General Assessment (item 2e from page 2) — $ 40,366.47

B. Less payment made with SIPC-6 filed (exclude interest) — (19,100.35)

1/24/2011
Date Paid

C. Less prior overpayment applied — ( )

D. Assessment balance due or (overpayment) — 21,266.12

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum — 0

F. Total assessment balance and interest due (or overpayment carried forward) — $ 21,266.12

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) — $ 21,266.12

H. Overpayment carried forward — $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

American Funds Distributors, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 19th day of August, 20 11.

Sr. V.P. Finance
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2010 and ending 6/30/2011
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 194,372,899
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	108,437
(7) Net loss from securities in investment accounts.	0
Total additions	108,437
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	178,291,868
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	42,882
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	
Total deductions	178,334,750
2d. SIPC Net Operating Revenues	$ 16,146,586
2e. General Assessment @ .0025	$ 40,366.47 (to page 1, line 2.A.)